UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                      CORNERSTONE REALTY INCOME TRUST, INC.
                                (Name of Issuer)

                                  Common Shares
                              ---------------------
                         (Title of Class of Securities)

                                    21922v102
                                -----------------
                                 (CUSIP Number)

                                  July 23, 1999
                              ---------------------
             (Date of Event Which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:
[ ]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[ ]    Rule 13d-1(d)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 21922v102

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (Entities Only).

      Glade M. Knight


(2)   Check the Appropriate Box if a Member of a Group.
      (a)
      (b)

(3)   SEC Use Only.           ________________

(4)   Citizenship or Place of Organization.             United States of America

Number of Shares              (5)   Sole Voting Power.                 1,998,867
Beneficially Owned            (6)   Shared Voting Power.                       0
by Each Reporting             (7)   Sole Dispositive Power.            1,998,867
Person With                   (8)   Shared Dispositive Power.                  0

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person.    1,998,867

(10)  Check if the Aggregate Amount in Row 9 Excludes Certain Shares.

(11)  Percent of Class Represented by Amount in Row 9.                 5.4%

(12)  Type of Reporting Person.             IN

Item 1(a).     Name of Issuer

               Cornerstone Realty Income Trust, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices

               306 East Main Street
               Richmond, Virginia  23219

Item 2(a).     Name of Person Filing

               Glade M. Knight

Item 2(b).     Address of Principal Business Office or, if None, Residence

               2930 Vista Point Road
               Midlothian, Virginia  23113

Item 2(c).     Citizenship

               United States of America

Item 2(d).     Title of Class of Securities

               Common Shares

Item 2(e).     CUSIP No.

               21922v102

Item 3. If This Statement is Filed Pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a

               (a)  [  ]   Broker or dealer  registered  under section 15 of the
                           Act (15 U.S.C. 78o).

               (b)  [  ]   Bank as  defined  in  section  3(a)(6) of the Act (15
                           U.S.C. 78c)

               (c)  [  ]   Insurance  company as defined in section  3(a)(19) of
                           the Act (15 U.S.C. 78c).

               (d)  [  ]   Investment  company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8)

               (e)  [  ]   An   investment    adviser   in    accordance    with
                           section 240.13d-1(b)(1)(ii)(E)

               (f)  [  ]   An  employee   benefit  plan  or  endowment  fund  in
                           accordance with  section 240.13d-1(b)(1)(ii)(F)

               (g)  [  ]   A  parent  holding   company  or  control  person  in
                           accordance with section 240.13d-1(b)(1)(ii)(G)

               (h)  [  ]   A savings  associations as defined in section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813)

               (i)  [  ]   A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

               (j)  [  ]   Group,  in  accordance  with  section 240.13d-1(b)(l)
                           (ii)(J)

Item 4.        Ownership

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)  Amount beneficially owned:       1,998,867

               (b)  Percent of class:                5.4%

               (c)  Number of shares as to which the person has

                    (i)   Sole power to vote or to direct the vote:    1,998,867

                    (ii)  Shared power to vote or to direct the vote:          0

                    (iii) Sole power to dispose or
                          to direct the disposition of:                1,998,867


                    (iv)  Shared  power to dispose  or
                          to direct the  disposition of:                       0

Item 5.           Ownership of Five Percent of Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person

               Not applicable

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company or Control Person

               Not applicable

Item 8.        Identification and Classification of Members of the Group

               Not applicable

Item 9.        Notice of Dissolution of Group

               Not applicable

Item 10. Certifications

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2000

                                            /s/      Glade M. Knight
                                               --------------------------
                                                     Glade M. Knight

                                                     Chairman and Chief
                                                     Executive Officer of
                                                     the issuer